February 21, 2011

VIA FACSIMILE AND EDGAR

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street N.E.
Washington, D.C. 20549

Re:	GigaMedia Limited Form 20-F for the Fiscal Year Ended December 31, 2009 Filed June 30, 2010 Form 6-K filed January 28, 2011 File No. 000-30540

Dear Ms. Collins:

On behalf of GigaMedia Limited, a company limited by shares incorporated under the laws of the Republic of Singapore (the “Company” or “GigaMedia”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) to the above-referenced Form 20-F of the Company (the “2009 Form 20-F”) and the Form 6-K of the Company filed January 28, 2011 (the “January 28, 2011 Form 6-K”) set forth in your letter dated February 7, 2011 (the “Comment Letter”).  For the convenience of the Staff, each comment in the Comment Letter is reprinted below in italics under the Staff’s topic headings and is followed in each case by the corresponding response of the Company.  Unless otherwise noted, references to the Company’s responses to the Staff’s prior comments are to the responses set out in the Company’s response letters dated September 29, 2010, November 15, 2010, December 23, 2010 and January 25, 2011.

Form 20-F for the Fiscal Year Ended December 31, 2009

Item 18.  Financial Statements

Note 5.   Assets and Liabilities Held for Sale, page F-33

1.
We note from your response to prior comment 1 that the company finalized your valuation of the 40% retained interest in Mangas Everest. Please provide us with a recap of the assumptions and methodologies used in your valuation.

Response:

The Company estimated the fair value of the gaming software and service business as of the date of the sale (the “Valuation Date”) using the income approach by applying the discounted cash flow method.  Future values of the gaming software and service business were discounted to present values at the Valuation Date whereby the estimated fair value was calculated based on the future economic benefits expected to be derived from projected future cash flows of the gaming software and service business.  In determining the expected future cash flows, we considered various factors up through the Valuation Date including, but not limited to:  the present state of the business, the future development of the business, the global economic outlook in general and the specific economic environment related to the business, competitive advantages and disadvantages of the business and related industries, the historical financial statements of the business, and the business plan and

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

financial forecast for the business.   Taking into consideration these factors, we estimated future cash flows through 2017, with cash flows after year 2017 estimated by applying a terminal value.

In applying the discounted cash flow method, an appropriate discount rate for the business had to be determined. The discount rate was assumed to be the weighted average cost of capital (“WACC”) for the gaming software and service business, reflecting all business risks including both systematic and unsystematic risks in relation to the business.  The cost of equity reflecting the systematic risks was developed through the Capital Asset Pricing Model, whereas the unsystematic risk including size risk, lack of marketability and specific risk of the business were also taken into account by making appropriate adjustments in the determination of the discount rate of the business. Having considered the applicable betas and capital structures of certain listed companies in similar industries, the risk free rate, the market return, the country risk, the liquidity risk, the specific risk relating to the gaming software and service business and the market cost of debt, the discount rate used in our valuation model was estimated to be approximately 13.1%.  Management believes this rate to be reasonable and justifiable for the business under consideration.

Based on the valuation techniques and assumptions described above, the fair value assigned to the 40% retained interest in Mangas Everest at the date the business was deconsolidated was estimated to be approximately $54.2 million.

Form 6-K filed January 28, 2011

2.
We note you did not record an impairment charge for your investment in and advances to the entities held by T2CN as of September 30, 2010 and you are currently in the process of evaluating whether these assets were impaired as of December 31, 2010. Tell us how you determined that your investment in and advances to T2CN were not impaired as of September 30, 2010 and provide us with the details of the impairment analysis that support your conclusions. In addition, tell us whether you have finalized your impairment analysis as of December 31, 2010 and if so, tell us whether you recorded an impairment charge in the fourth quarter of fiscal 2010. Also, provide us the details to your December 2010 impairment analysis and tell us what changed from the September analysis to the December analysis that resulted in the company recording an impairment charge, if any.

Response:

As of September 30, 2010, and through the filing of the November 26, 2010 Form 6-K, management optimistically believed that the result of the legal disputes would be resolved in the fourth quarter of 2010, or early 2011.  Although the fourth quarter of 2010 had ended by the time the Company filed its Form 6-K dated January 28, 2011, at the time of filing management was optimistic that the legal disputes would be resolved in a manner favorable to the Company.  Management continues to hold this view, although, as discussed below, management now believes that the legal disputes may take longer to resolve than had originally been expected. In addition, as a result of the lack of access to the financial information of T2CN, management did not have sufficient information to make a reasonable estimate of the fair value of the assets and therefore management was not able to determine whether these assets should be impaired as of September 30, 2010. As a result, although the Company deconsolidated T2CN with effect from July 1, 2010, rather than recording an impairment charge for the investment in and advances to the entities held by T2CN as of September 30, 2010, management disclosed the potential impairment amount and other information stating that the entire investment was at risk of loss in both Forms 6-K filed on November 26, 2010 and January 28, 2011, respectively, as the Company continued to gather additional information necessary to develop the thorough analysis that is required to make a reasonable assessment of fair value.

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Although the Company did not record an impairment charge during the third quarter of 2010, the Company did disclose to investors that the entire amount of the remaining investment in and advances to the entities held by T2CN was at risk of loss, which management believes provided investors with sufficient information to understand the impact and potential risk of loss caused by the deconsolidation of T2CN on GigaMedia’s consolidated financial statements as of September 30, 2010.  As previously mentioned in the Forms 6-K, as of September 30, 2010, GigaMedia’s total investment at risk was approximately US$25.5 million, which included advances to the entities held by T2CN of approximately US$1.4 million.

As of today, management is still in the process of evaluating whether an impairment or write-off of the Company’s investment in and advances to the entities held by T2CN is necessary, and has not yet finalized the financial results for the fourth quarter of 2010.  However, due to the complexity of the ongoing litigation, management currently believes the timeline required to resolve the legal disputes will be longer than originally expected. In addition, the Company is now considering the potential deterioration of the fair value of the T2CN investment due to the longer than anticipated legal process and the inability to obtain current financial information of T2 Technology and the Company’s VIEs. Unless there is significant progress in the legal disputes regarding T2CN before the 2010 consolidated financial statements are finalized, the Company expects to record a full or significant impairment charge against the $25.5 million investment in the fourth quarter of 2010.

*   *   *   *

In consideration with its responses to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action in respect of the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the responses to the Staff’s comments, or require additional information, please contact the undersigned at 011-852-3166-9830 or Alec P. Tracy in Skadden Arps’ Hong Kong office at 011-852-3740-4710.  You may also contact Skadden Arps’ Washington, D.C. office at (202) 371-7000 and ask to be transferred to Mr. Tracy.

Sincerely,

/s/ Lester A. Wong
Lester A. Wong General Counsel

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

cc:	Arthur Wang Chief Executive Officer GigaMedia Limited
Thomas Hui President and Chief Operating Officer GigaMedia Limited
Quincy Tang Chief Financial Officer GigaMedia Limited
Alec P. Tracy, Esq. Skadden, Arps, Slate, Meagher & Flom LLP